SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

DIEDRICH COFFEE, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

253675201

(CUSIP Number)

copies to:
Thomas P. Cawley	Kenneth L. Guernsey
Peet’s Coffee & Tea, Inc.	Cooley Godward Kronish LLP
1400 Park Avenue	101 California Street, 5th Floor
Emeryville, CA 94608	San Francisco, CA 94111
(510) 594-2100	(415) 693-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)

November 2, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 253675201	13D	Page 2 of 11 Pages

1	names of reporting persons i.r.s. identification nos. of above persons (entities only) Peet’s Coffee & Tea, Inc.
2	check the appropriate box if a member of a group (a) ☐ (b) ☐
3	sec use only
4	source of funds OO
5	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6	citizenship or place of organization Washington
number of shares beneficially owned by each reporting person with	7	sole voting power 221,559
	8	shared voting power 1,843,000 (1)
	9	sole dispositive power 221,559
	10	shared dispositive power 1,843,000 (1)
11	aggregate amount beneficially owned by each reporting person 2,064,559 (1)
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 36.1%(1)(2)
14	type of reporting person CO

(1) As described herein, the reporting person has shared voting and dispositive power over: (i) 1,832,580 shares beneficially owned by Paul C. Heeschen, with respect to the specific matters identified in the Stockholder Agreement dated as of November 2, 2009 between Mr. Heeschen and the reporting person (the “Heeschen Stockholder Agreement”); and (ii) an additional 10,420 shares beneficially owned by the issuer’s other directors and officers with respect to the specific matters identified in the separate Stockholder Agreements between each of such directors and officers and the reporting person (the “Director and Officer Stockholder Agreements” and, together with the Heeschen Stockholder Agreement, the “Stockholder Agreements”).  This amount does not include options or warrants beneficially owned by the parties to the Stockholder Agreements, of which options and warrants to purchase an aggregate of 2,329,914 shares are believed to be exercisable within 60 days of November 2, 2009. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Peet’s Coffee & Tea, Inc. that it is the beneficial owner of any of the shares beneficially owned by Mr. Heeschen or the other directors and officers of the issuer for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 5,726,813 shares of the issuer’s common stock outstanding as of October 23, 2009, as reported by the issuer in its most recent Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2009.

Item 1.    Security and Issuer

The statement contained in this Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Diedrich Common Stock”), of Diedrich Coffee, Inc. (“Diedrich”).  The principal executive offices of Diedrich are located at 28 Executive Park, Suite 200, Irvine, California 92614.

Item 2.            Identity and Background

(a)–(f)  The name of the person filing this statement is Peet’s Coffee & Tea, Inc., a Washington corporation (“Peet’s”). Peet’s is a specialty coffee roaster and marketer of fresh roasted whole bean coffee and tea, selling its coffee under strict freshness standards through multiple channels of distribution including grocery stores, home delivery, office, restaurant and foodservice accounts and Peet’s-owned and operated stores in six states. The address of the principal office and principal business of Peet’s is 1400 Park Avenue, Emeryville, CA 94608.

Set forth in Schedule I to this Schedule 13D is the name, and present principal occupation or employment of each of Peet’s executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. During the past five years, neither Peet’s nor, to Peet’s knowledge, any person named in Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither Peet’s nor, to Peet’s knowledge, any person named in Schedule I to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.  All of the directors and executive officers of Peet’s named in Schedule I to this Schedule 13D are citizens of the United States.

Item 3.            Source and Amount of Funds or Other Consideration

On November 2, 2009, Peet’s, Marty Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Peet’s (“Acquisition Sub”), and Diedrich entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) which contemplates the acquisition by Peet’s, through Acquisition Sub, of all of the outstanding Diedrich Common Stock in a two-step transaction comprised of a combination cash and stock exchange offer for all of the issued and outstanding shares of Diedrich Common Stock (the “Offer”), followed by a merger of Acquisition Sub with and into Diedrich (the “Merger”) with Diedrich surviving the Merger as a wholly-owned subsidiary of Peet’s. In the Offer, Peet’s will deliver a combination of $17.33 in cash (the “Cash Component”) and a fraction of a share of Peet’s common stock having a numerator equal to $8.67 and a denominator equal to the Parent Average Stock Price (as defined in the Merger Agreement), provided that in no event will such fraction of a share exceed 0.315 of a share of Peet’s common stock, in exchange for each share of Diedrich Common Stock validly tendered in the Offer (and not withdrawn), subject to adjustment for stock splits, stock dividends and similar events. In addition, upon the acquisition by Acquisition Sub of shares of Diedrich Common Stock tendered in the Offer, all outstanding options and warrants to acquire Diedrich Common Stock will be converted into the right to receive a combination of cash and shares of Peet’s common stock based on formulas set forth in the Merger Agreement, and certain of these options will vest in full as a result of the transactions contemplated by the Merger Agreement.  See Peet’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2009 for a description of the Merger Agreement and the financing commitment letter entered into by Peet’s in connection with the Merger Agreement.

As an inducement to Peet’s and Acquisition Sub’s entering into the Merger Agreement, all of Diedrich’s officers and directors, including Paul C. Heeschen, chairman of Diedrich’s board of directors, have entered into the Stockholder Agreements, pursuant to which they have agreed, among other things, in their respective capacities as stockholders of Diedrich, to tender all of their shares of Diedrich Common Stock to Acquisition Sub in the Offer (except that the obligation of Mr. Heeschen to tender shares pursuant to his stockholder agreement is limited to 1,832,580 of the shares beneficially owned by him, representing approximately 32.0% of the outstanding shares of Diedrich Common Stock as of November 2, 2009). The parties to the Stockholder Agreements have also agreed to vote all of their shares of Diedrich Common Stock (to the extent necessary) in favor of adoption of the Merger Agreement and otherwise in favor of the Merger (except that the obligation of Mr. Heeschen to vote shares pursuant to his stockholder agreement is limited to 1,832,580 of the shares beneficially owned by him, to the extent not acquired in the Offer). As of November 2, 2009, the stockholders who executed the Stockholder Agreements beneficially owned in the aggregate 1,843,000 shares of Diedrich Common Stock (excluding shares issuable upon the exercise of options and warrants beneficially owned by such stockholders), which represented in the aggregate approximately 32.2% of the outstanding shares of Diedrich Common Stock as of that date.  No consideration was paid in exchange for Mr. Heeschen’s and the directors’ and officers’ entering into the Stockholder Agreements.

The foregoing discussion does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, and the Stockholder Agreements, copies of which are filed as Exhibits 2.1, and 2.2 and 2.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.            Purpose of Transaction

(a), (b)  The Merger Agreement provides that Acquisition Sub will use commercially reasonable efforts to commence the Offer as promptly as practicable after the date of the Merger Agreement.  The obligation of Acquisition Sub to accept for exchange and deliver consideration for shares of Diedrich Common Stock validly tendered in the Offer (and not withdrawn) is subject to a number of conditions set forth in the Merger Agreement, including (i) that more than 50% of the outstanding shares of Diedrich Common Stock (determined on a fully-diluted basis based on a formula set forth in the Merger Agreement) have been validly tendered (and not withdrawn) in the Offer and (ii) other conditions set forth in Exhibit B to the Merger Agreement. The obligation under the Merger Agreement of Acquisition Sub to accept for exchange and deliver consideration for shares of Diedrich Common Stock validly tendered in the Offer (and not withdrawn) is not subject to a financing condition.

The Merger Agreement further provides that, following the consummation of the Offer (and if necessary, the adoption of the Merger Agreement by Diedrich’s stockholders) and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Acquisition Sub will be merged with and into Diedrich, and Diedrich will become a wholly-owned subsidiary of Peet’s, and that upon consummation of the Merger, each then-outstanding share of Diedrich Common Stock held by persons other than Peet’s and Acquisition Sub, and stockholders of Diedrich who have properly preserved their appraisal rights under applicable law, will be converted into the right to receive the same combination of cash and fraction of a share of Peet’s common stock delivered in the Offer.

In order to induce Peet’s and Acquisition Sub to enter into the Merger Agreement, each of Paul C. Heeschen, Timothy J. Ryan, James W. Stryker, Jeanne Ortiz, James L. Harris, James R. Phillips, Gregory D. Palmer, Sean M. McCarthy, Jack Hosier and Dana A. King has entered into a Stockholder Agreement with Peet’s. The following is a summary of the Stockholder Agreements. The following summary does not purport to be a complete description of the terms and conditions of the Stockholder Agreements and is qualified in its entirety by reference to the Stockholder Agreements, forms of which are attached as Exhibit 2.2 and Exhibit 2.3 hereto and are incorporated herein by reference.

Pursuant to the terms of the Stockholder Agreements, each stockholder who entered into a Stockholder Agreement has agreed to:

•
tender (and not withdraw) all of the shares of Diedrich common stock beneficially owned by such stockholder in the offer, except that Mr. Heeschen’s obligation to tender is limited to 1,832,580 of the shares beneficially owned by him, representing approximately 32.0% of the outstanding shares of Diedrich Common Stock as of November 2, 2009, to the extent not acquired in the Offer;

•
vote in favor of the Merger, the adoption of the Merger Agreement and the terms thereof and the other actions contemplated therein, except that Mr. Heeschen’s obligation to so vote is limited to 1,832,580 of the shares beneficially owned by him, to the extent not acquired in the Offer;

•
vote against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Diedrich in the Merger Agreement, except that Mr. Heeschen’s obligation to so vote is limited to 1,832,580 of the shares beneficially owned by him, to the extent not acquired in the Offer; and

•
vote against any action that is intended, or that could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the offer or the Merger or any of the other transactions contemplated by the Merger Agreement or the stockholder agreement, except that Mr. Heeschen’s obligation to so vote is limited to 1,832,580 of the shares beneficially owned by him, to the extent not acquired in the Offer.

Under the terms of the Stockholder Agreements, each stockholder has also agreed to restrictions on the transferability of its shares and the transferability of certain voting rights. Each Stockholder Agreement automatically terminates upon completion of the Merger, or upon termination of the Merger Agreement in accordance with its terms. Each stockholder agreement also contains customary representations and warranties.  Under the terms of the Heeschen Stockholder Agreement, Mr. Heeschen has agreed not to exercise or cause or permit to be exercised any warrants owned of record or beneficially by Mr. Heeschen unless consented to in advance by Peet’s.

As of November 2, 2009, the stockholders who entered into the Stockholder Agreements beneficially owned in aggregate 1,843,000 shares of Diedrich Common Stock (excluding shares issuable upon the exercise of options and warrants beneficially owned by such stockholders), which represented approximately 32.2% of the outstanding shares of Diedrich Common Stock as most recently reported by Diedrich.

(c)  Not applicable.

(d)  The Merger Agreement provides that, effective upon the acceptance for exchange of shares of Diedrich Common Stock in the Offer and from time to time thereafter, Peet’s will be entitled to designate the number of directors to serve on the board of directors of Diedrich, rounded up to the next whole number, equal to the product of (1) the total number of directors on Diedrich’s board of directors (giving effect to the election of any additional directors pursuant to these provisions) and (2) a fraction having a numerator equal to the aggregate number of shares of Diedrich Common Stock then beneficially owned by Peet’s or Acquisition Sub or any other subsidiaries of Peet’s (including all shares of Diedrich Common Stock accepted for exchange pursuant to the offer), and having a denominator equal to the total number of shares of Diedrich Common Stock then outstanding.

Promptly following a written request from Peet’s, Diedrich must take all actions necessary and reasonably available to Diedrich to cause Peet’s designees to be elected or appointed to Diedrich’s board of directors, including seeking and accepting resignations of incumbent directors and, if such resignations are not obtained, increasing the size of Diedrich’s board of directors. Furthermore, after the acceptance time (as defined in the Merger Agreement), Diedrich must (to the extent requested by Peet’s) cause individuals designated by Peet’s to constitute the number of members, rounded up to the next whole number, on (1) each committee of Diedrich’s board of directors and (2) the board of directors of each subsidiary of Diedrich (and each committee thereof) that represents at least the same percentage as individuals designated by Peet’s represent on Diedrich’s board of directors.

The Merger Agreement further requires that, at all times until the completion of the Merger, at least two of the members of Diedrich’s board of directors are “continuing directors” who were directors of Diedrich on November 2, 2009, the date that the Merger Agreement was executed (the “continuing directors”). However, if at any time prior to the completion of the Merger there is only one continuing director serving as a director of Diedrich for any reason, then Diedrich’s board of directors must cause an individual selected by the remaining continuing director to be appointed to serve on Diedrich’s board of directors (and such individual shall be deemed to be a continuing director for purposes of the Merger Agreement).  Diedrich must designate, prior to the acceptance for exchange of Diedrich Common Stock pursuant to the Offer, two alternate continuing directors that the board of directors of Diedrich must appoint in the event of death, disability or resignation of the continuing directors, each of whom shall, following such appointment to Diedrich’s board of directors, be deemed to be a continuing director of Diedrich.

Upon consummation of the Merger, the members of the board of directors of Acquisition Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation (as defined in the Merger Agreement), until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the officers of Acquisition Sub immediately prior to the effective time of the Merger will become the initial officers of the surviving corporation, until their respective successors are duly appointed. After the effective time of the Merger, Peet’s will appoint each of the directors and officers of Acquisition Sub.

(e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

(f)  Upon consummation of the Merger, Diedrich will become a wholly-owned subsidiary of Peet’s.

(g)  Upon consummation of the Merger, the certificate of incorporation of Diedrich will be amended and restated in its entirety to be identical to the certificate of incorporation of Acquisition Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Diedrich will remain Diedrich Coffee, Inc.), and such certificate of incorporation of Diedrich, as so amended and restated, will be the certificate of incorporation of the surviving corporation until thereafter amended in accordance with the Delaware General Corporation Law and such certificate of incorporation. Upon consummation of the Merger, the bylaws of Acquisition Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the bylaws of the surviving corporation until thereafter amended in accordance with the Delaware General Corporation Law, the certificate of incorporation of Diedrich and such bylaws.

(h) – (i)  In connection with the consummation of the Merger, the Diedrich Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq Capital Market.

(j)  Other than as described above, Peet’s currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D.

Item 5.            Interest in Securities of the Issuer

(a) – (b)  As a result of its direct holdings and the Stockholder Agreements, Peet’s is or may be deemed to be the beneficial owner of 2,064,559 shares of Diedrich Common Stock as of November 2, 2009.  Such shares constitute approximately 36.1% of the issued and outstanding shares of Diedrich Common Stock as most recently reported by Diedrich.  Of these shares, Peet’s is entitled to rights as a stockholder of Diedrich only with respect to the 221,559 shares that it holds directly and over which it exercises sole voting and dispositive power. With respect to the 1,843,000 shares subject to the Stockholder Agreements, Peet’s has shared voting and dispositive power with respect to those matters described above, and Peet’s hereby expressly disclaims beneficial ownership of these shares.

(c)           Neither Peet’s nor, to the knowledge of Peet’s, any director or executive officer of Peet’s named in Schedule I to this Schedule 13D, has effected any transaction in shares of Diedrich Common Stock during the past 60 days, except as disclosed herein.

(d)           Not applicable.

(e)           Not applicable.

The description contained in this Item 5 of the transactions contemplated by the Merger Agreement and the Stockholder Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Heeschen Stockholder Agreement and the Director and Officer Stockholder Agreements, which are filed as Exhibits 2.1, 2.2. and 2.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 6.            Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of Peet’s, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of Diedrich other than the following:

(a)
The Merger Agreement, which contemplates the acquisition by Peet’s, through Acquisition Sub, of all of the outstanding common stock of Diedrich in a two-step transaction comprised of the Offer followed by the Merger.  The information contained in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

(b)	The Stockholder Agreements. The information contained in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.

The description contained in this Item 6 of the transactions contemplated by the Merger Agreement and the Stockholder Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, the Heeschen Stockholder Agreement and the Director and Officer Stockholder Agreements, which are filed as Exhibits 2.1, 2.2 and 2.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.            Material To Be Filed as Exhibits

Exhibit No.	Description

2.1
Agreement and Plan of Merger dated as of November 2, 2009 among Diedrich Coffee, Inc., Peet’s Coffee & Tea, Inc. and Marty Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Peet’s Coffee & Tea, Inc. on November 4, 2009).

2.2
Stockholder Agreement dated as of November 2, 2009 between Peet’s Coffee & Tea, Inc. and Paul L. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Peet’s Coffee & Tea, Inc. on November 4, 2009).

2.3
Form of Stockholder Agreement dated as of November 2, 2009 between Peet’s Coffee & Tea, Inc. and certain of its directors and officers (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Peet’s Coffee & Tea, Inc. on November 4, 2009).

[signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2009

PEET’S COFFEE & TEA, INC.

/s/ Thomas P. Cawley
Name: Thomas P. Cawley
Title: Chief Financial Officer

Schedule I

Executive Officers and Directors of Peet’s

Executive Officers of Peet’s
as of November 12, 2009

Name, Employer and Address	Title, Present Principal Occupation or Employment
Patrick J. O’Dea	President, Chief Executive Officer and Director

Thomas P. Cawley	Vice President, Chief Financial Officer and Secretary

Kay L. Bogeajis	Vice President, Retail Operations

P. Christine Lansing	Vice President, General Manager Consumer Business

All individuals listed in the above table are employed by Peet’s.  The address of Peet’s is 1400 Park Avenue, Emeryville, CA 94608.

Directors of Peet’s
as of November 12, 2009

Name, Employer and Address	Title, Present Principal Occupation or Employment
Gerald Baldwin 1400 Park Avenue Emeryville, CA 94608	Director of Peet’s

Hilary Billings 1400 Park Avenue Emeryville, CA 94608	Independent Brand Strategy Consultant

David Deno 1400 Park Avenue Emeryville, CA 94608	Managing Director, Obelysk Capital

Ted W. Hall 1400 Park Avenue Emeryville, CA 94608	Managing Director, Mayacamas Associates

Michael Linton 1400 Park Avenue Emeryville, CA 94608	Consultant, advisor and columnist for Forbes.com

Patrick J. O’Dea 1400 Park Avenue Emeryville, CA 94608	President, Chief Executive Officer and Director of Peet’s

Name, Employer and Address	Title, Present Principal Occupation or Employment
Elizabeth Sartain 1400 Park Avenue Emeryville, CA 94608	Human Resource Advisor and Consultant

Jean-Michel Valette 1400 Park Avenue Emeryville, CA 94608	Chairman of Peet’s Board of Directors

Exhibit Index

Exhibit No.	Description

2.1
Agreement and Plan of Merger dated as of November 2, 2009 among Diedrich Coffee, Inc., Peet’s Coffee & Tea, Inc. and Marty Acquisition Sub, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Peet’s Coffee & Tea, Inc. on November 4, 2009).

2.2
Stockholder Agreement dated as of November 2, 2009 between Peet’s Coffee & Tea, Inc. and Paul L. Heeschen (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Peet’s Coffee & Tea, Inc. on November 4, 2009).

2.3
Form of Stockholder Agreement dated as of November 2, 2009 between Peet’s Coffee & Tea, Inc. and certain of its directors and officers (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by Peet’s Coffee & Tea, Inc. on November 4, 2009).